EXHIBIT 99.1

Precision Drilling Corporation to Participate in the Peters & Co. Limited 2018 Energy Conference in Toronto, Canada and Posts Updated Investor Presentation

CALGARY, Alberta, Sept. 11, 2018 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision”) will be attending the Peters & Co. Limited 2018 Energy Conference which is taking place September 11-13, 2018 in Toronto, Canada. Mr. Carey Ford, Senior Vice President and Chief Financial Officer, is scheduled to present at 8:30 a.m. Eastern time (6:30 a.m. Mountain time) on Tuesday, September 11, 2018. Precision has also posted an updated investor presentation on its website including updated activity and outlook commentary.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, CFA
Senior Vice President and Chief Financial Officer
713.435.6111

Ashley Connolly, CFA
Manager, Investor Relations
403.716.4725

Precision Drilling Corporation
800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com